Exhibit 99.1

Ardagh Group S.A. – Fourth Quarter and Full Year 2018 Results

Ardagh Group S.A. (NYSE: ARD) today announced its results for the fourth quarter and year ended December 31, 2018.

	December 31, 2018	December 31, 2017	Change
	($m except per share data)
Full Year
Revenue	9,097	8,596	6%
Adjusted EBITDA [1]	1,478	1,508	(2%)
Adjusted earnings per share [1]	1.69	1.84
Fourth Quarter
Revenue	2,136	2,105	1%
Adjusted EBITDA [1]	338	335	1%
Adjusted earnings per share [1]	0.33	0.36

Net debt to LTM Adjusted EBITDA	5.0x	5.2x
Dividend per share declared [2]	0.14	0.14

Paul Coulson, Chairman and Chief Executive, said “Revenue and Adjusted EBITDA increased in the quarter, despite an adverse currency headwind, with volume growth in three of our four divisions. Metal packaging performed well in the quarter, with Adjusted EBITDA growth of 12% and notable strength in beverage can demand during both the quarter and full year. Glass packaging in Europe delivered another strong performance in 2018, with broad-based volume growth. Adjusted EBITDA for the quarter increased by 5% and market conditions are positive. In Glass North America, our ongoing initiatives to improve financial performance are proceeding as planned.”

•	Revenue increased by 6% to $9.1 billion for the full year, with constant currency growth of 3%;
•	Adjusted EBITDA for the full year of $1,478 million (2017: $1,508 million);
•	Loss per share of $0.40 for the year, with Adjusted earnings per share of $1.69 (2017: $1.84);
•	Revenue and Adjusted EBITDA growth of 4% for the fourth quarter at constant currency;
•	Volume/mix growth of 1% for the full year and 2% for the fourth quarter;
•	Global beverage can volume growth of 8% for the quarter and 5% for the year;
•	Glass packaging volume/mix growth of 2% in Europe for the quarter, offset by a 3% decline in North America;
•	Beverage can strategic projects completed on plan; short payback project spending of $65 million in 2018;
•	Adjusted free cash flow of $441 million in 2018 [3];
•	Leverage reduced to 5.0x at December 2018, with no maturities before late-2022;
•

2019 outlook: Full year Adjusted EBITDA of at least  $1.5 billion, with Adjusted free cash flow of approximately  $450 million[3] and Adjusted earnings per share of $1.60 – $1.75. First quarter Adjusted EBITDA of approximately $350 million.

1. For a reconciliation to the most comparable GAAP measures, see page 11.

2. Payable on March 13, 2019 to shareholders of record on February 27, 2019.

3. Before short payback projects.

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Exhibit 99.1

Summary Financial Information

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
	(in $ millions, except EPS, ratios and percentages)
Revenue	2,136	2,105	9,097	8,596
(Loss)/profit for the period	(144)	33	(94)	63
Adjusted profit for the period [4]	78	86	400	423
Adjusted EBITDA [4]	338	335	1,478	1,508
Adjusted EBITDA margin	15.8%	15.9%	16.2%	17.5%
(Loss)/earnings per share ($)	(0.61)	0.14	(0.40)	0.27
Adjusted earnings per share ($) [4]	0.33	0.36	1.69	1.84

Cash generated from operations	659	572	1,376	1,523
Operating cash flow [4]	540	438	895	1,105
Adjusted free cash flow [4]	365	254	376	546

	At December 31,	At December 31,
	2018	2017
	$m	$m
Net debt [5]	7,462	7,825
Cash and available liquidity	1,170	1,598
Net debt to LTM Adjusted EBITDA	5.0x	5.2x

4. For a reconciliation to the most comparable GAAP measures, see page 11.

5. Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents.

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Exhibit 99.1

Financial Performance Review

Bridge of 2017 to 2018 Revenue and Adjusted EBITDA

Three months ended December 31, 2018

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Revenue 2017	805	512	392	396	2,105
Organic	32	27	10	(5)	64
IFRS 15	18	(7)	—	—	11
FX translation	(29)	—	(15)	—	(44)
Revenue 2018	826	532	387	391	2,136

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Adjusted EBITDA 2017	115	68	80	72	335
Organic	14	15	8	(23)	14
IFRS 15	(1)	(1)	—	—	(2)
FX translation	(5)	—	(4)	—	(9)
Adjusted EBITDA 2018	123	82	84	49	338

Adjusted EBITDA 2018 margin	14.9%	15.4%	21.7%	12.5%	15.8%
Adjusted EBITDA 2017 margin	14.3%	13.3%	20.4%	18.2%	15.9%

Year ended December 31, 2018

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Revenue 2017	3,339	1,931	1,549	1,777	8,596
Organic	99	255	11	(82)	283
IFRS 15	(3)	1	—	—	(2)
FX translation	157	—	63	—	220
Revenue 2018	3,592	2,187	1,623	1,695	9,097

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Adjusted EBITDA 2017	554	265	340	349	1,508
Organic	(10)	32	7	(92)	(63)
IFRS 15	(3)	1	—	—	(2)
FX translation	24	—	11	—	35
Adjusted EBITDA 2018	565	298	358	257	1,478

Adjusted EBITDA 2018 margin	15.7%	13.6%	22.1%	15.2%	16.2%
Adjusted EBITDA 2017 margin	16.6%	13.7%	21.9%	19.6%	17.5%

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Exhibit 99.1

Full Year

Revenue increased by $501 million, or 6% to $9,097 million in 2018, compared with $8,596 million in the year ended December 31, 2017. Revenue growth reflected higher selling prices driven by the pass through of higher input costs, increased volume/mix effects of 1% and favorable currency translation effects of $220 million.

Adjusted EBITDA declined by $30 million, or 2%, to $1,478 million in the year ended December 31, 2018. The decline principally reflected lower Adjusted EBITDA in Glass Packaging North America, which was impacted by lower volumes, in particular in the beer end-market, as well as by increased freight and logistics costs. This was partly offset by Adjusted EBITDA growth in Metal Packaging and in Glass Packaging Europe, and by favorable translation effects of $35 million.

Fourth Quarter

Group

Revenue of $2,136 million for the quarter ended December  31, 2018 represented an increase of 1% at actual exchange rates and, 4% at constant currency,  compared with the same period last year. The increase in revenue reflected the pass through of increased input costs,  volume/mix growth of 2%, including IFRS 15 effects, partly offset by unfavorable currency translation effects of $44 million.  Fourth quarter Adjusted EBITDA of $338 million increased by 1% at actual exchange rates, compared with the same period last year. On a constant currency basis, Adjusted EBITDA increased by 4%, with growth in three of our four divisions, partly offset by lower earnings in Glass Packaging North America.

Metal Packaging Europe

Revenue of $826 million increased by 3% in the three-month period ended December 31, 2018, compared with the same period last year. On a constant currency basis, revenue increased by 6%, due mainly to volume/mix growth, including IFRS 15 effects and the pass through of higher input costs. Adjusted EBITDA for the quarter of $123 million increased by 12%, at constant currency, compared with same period last year.  Growth reflected reduced operating costs including a pension-related credit of $12 million, partly offset by higher input costs.

Metal Packaging Americas

Revenue increased by 4%  to $532 million in the fourth quarter of 2018,  compared with the same period last year. The increase was attributable to favorable volume/mix effects and the pass through of higher input costs, partly offset by IFRS 15 effects. Adjusted EBITDA of $82 million increased by 21% compared with the same period last year, reflecting favorable volume/mix effects and ongoing cost reductions, partly offset by higher input costs.

Glass Packaging Europe

Revenue of $387 million decreased by 1% at actual currency rates and increased by 3% at constant exchange rates, in the three-month period ended December  31, 2018, compared with the same period last year. Revenue growth principally reflected favorable glass packaging volume/mix effects and the pass through of higher input costs, partly offset by lower glass engineering activity. Adjusted EBITDA for the quarter of $84 million increased by 11% at constant exchange rates, compared with the same period last year, mainly due to favorable volume/mix effects in glass packaging.

Glass Packaging North America

Revenue decreased by 1% to $391 million in the fourth quarter, compared with the same period last year, principally reflecting lower volumes in the beer end-market, partly offset by the pass through of higher input costs. Adjusted EBITDA decreased by 32% to $49 million in the fourth quarter,  compared with the same period in 2017, mainly as a result of lower volume/mix effects and the cost of planned production downtime.

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Exhibit 99.1

Earnings Webcast and Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its fourth quarter 2018 earnings webcast and conference call for investors at 3 p.m. GMT (10 a.m. ET) on February  21, 2019. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.on24.com/wcc/r/1912939-1/689100224E03D568780CD46B2907F188

Conference call dial in:

United States: +1855 85 70686
International: +44 33 3300 0804

Participant pin code: 24927617#

Slides and annual report

Supplemental slides to accompany this release are available at http://www.ardaghgroup.com/investors.

The Group’s 2018 annual report on Form 20-F is expected to be filed in March 2019.

The 2018 annual report on Form 20-F for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2023, will also be filed in March 2019 and will be available at http://www.ardholdings-sa.com/.

About Ardagh Group

Ardagh is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates over 100 facilities in 22 countries across 5 continents, employing approximately 23,000 people and has global sales of approximately $9.1 billion.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain consolidated financial measures such as Adjusted EBITDA, working capital, operating cash flow, Adjusted free cash flow, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

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Exhibit 99.1

Consolidated Financial Statements

Consolidated Income Statement

				Unaudited, re-presented (i)
	Three months ended December 31, 2018			Three months ended December 31, 2017
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$m	$m	$m	$m	$m	$m
Revenue	2,136	—	2,136	2,105	—	2,105
Cost of sales	(1,815)	(14)	(1,829)	(1,787)	(84)	(1,871)
Gross profit/(loss)	321	(14)	307	318	(84)	234
Sales, general and administration expenses	(96)	(7)	(103)	(95)	(18)	(113)
Intangible amortization and impairment	(65)	(186)	(251)	(67)	—	(67)
Operating profit/(loss)	160	(207)	(47)	156	(102)	54
Net finance expense	(106)	(2)	(108)	(131)	—	(131)
Profit/(loss) before tax	54	(209)	(155)	25	(102)	(77)
Income tax (charge)/credit	(18)	29	11	7	103	110
Profit/(loss) for the period	36	(180)	(144)	32	1	33

(Loss)/profit attributable to:
Equity holders			(144)			33
Non-controlling interests			—			—
(Loss)/profit for the period			(144)			33

(Loss)/profit per share:
Basic (loss)/profit for the period attributable to equity holders			($0.61)			$ 0.14

(i)	The consolidated income statement for the three months ended December 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Exhibit 99.1

Consolidated Income Statement

				Re-presented (ii)
	Year ended December 31, 2018			Year ended December 31, 2017
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$m	$m	$m	$m	$m	$m
Revenue	9,097	—	9,097	8,596	—	8,596
Cost of sales	(7,654)	(124)	(7,778)	(7,110)	(100)	(7,210)
Gross profit/(loss)	1,443	(124)	1,319	1,486	(100)	1,386
Sales, general and administration expenses	(414)	(19)	(433)	(401)	(49)	(450)
Intangible amortization and impairment	(265)	(186)	(451)	(264)	—	(264)
Operating profit/(loss)	764	(329)	435	821	(149)	672
Net finance expense	(463)	(22)	(485)	(517)	(132)	(649)
Profit/(loss) before tax	301	(351)	(50)	304	(281)	23
Income tax (charge)/credit	(98)	54	(44)	(98)	138	40
Profit/(loss) for the year	203	(297)	(94)	206	(143)	63

(Loss)/profit attributable to:
Equity holders			(94)			63
Non-controlling interests			—			—
(Loss)/profit for the year			(94)			63

(Loss)/profit per share:
Basic (loss)/profit for the year attributable to equity holders			($0.40)			$ 0.27

(ii)	The consolidated income statement for the year ended December 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Exhibit 99.1

Consolidated Statement of Financial Position

	At December 31,	At December 31,
	2018	2017
	$m	$m
		Re-presented (iii)
Non-current assets
Intangible assets	3,601	4,104
Property, plant and equipment	3,388	3,368
Derivative financial instruments	11	7
Deferred tax assets	254	221
Other non-current assets	24	25
	7,278	7,725
Current assets
Inventories	1,284	1,353
Trade and other receivables	1,053	1,274
Contract asset	160	—
Derivative financial instruments	9	16
Cash and cash equivalents	530	784
	3,036	3,427
TOTAL ASSETS	10,314	11,152

Equity attributable to owners of the parent
Issued capital	23	23
Share premium	1,292	1,290
Capital contribution	485	485
Other reserves	45	(21)
Retained earnings	(3,355)	(3,152)
	(1,510)	(1,375)
Non-controlling interests	1	1
TOTAL EQUITY	(1,509)	(1,374)
Non-current liabilities
Borrowings	7,761	8,306
Employee benefit obligations	957	997
Derivative financial instruments	107	301
Deferred tax liabilities	543	583
Provisions	38	44
	9,406	10,231
Current liabilities
Borrowings	118	2
Interest payable	81	71
Derivative financial instruments	38	2
Trade and other payables	1,983	1,988
Income tax payable	114	162
Provisions	83	70
	2,417	2,295
TOTAL LIABILITIES	11,823	12,526
TOTAL EQUITY and LIABILITIES	10,314	11,152

(iii)	The consolidated statement of financial position at December 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Exhibit 99.1

Consolidated Statement of Cash Flows

	Year ended December 31,
	2018	2017
	$m	$m
		Re-presented (iv)
Cash flows from operating activities
Cash generated from operations	1,376	1,523
Interest paid	(416)	(458)
Income tax paid	(105)	(103)
Net cash from operating activities	855	962

Cash flows from investing activities
Purchase of property, plant and equipment	(555)	(476)
Purchase of intangible assets	(32)	(22)
Proceeds from disposal of property, plant and equipment	12	6
Net cash used in investing activities	(575)	(492)

Cash flows from financing activities
Repayment of borrowings	(443)	(4,385)
Proceeds from borrowings	114	3,730
Dividends paid	(132)	(165)
Consideration (paid)/received on termination of derivative financial instruments	(44)	46
Deferred debt issue costs paid	(5)	(38)
Finance lease payments	(4)	—
Early redemption premium paid	(7)	(91)
Proceeds from share issuance	—	326
Net cash outflow from financing activities	(521)	(577)

Net decrease in cash and cash equivalents	(241)	(107)
Cash and cash equivalents at the beginning of the year	784	813
Exchange (losses)/gains on cash and cash equivalents	(13)	78
Cash and cash equivalents at the end of the year	530	784

`

(iv)	The consolidated statement of cash flows for the year ended December 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Exhibit 99.1

Financial assets and liabilities

At December 31, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$m	$m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	859	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	504	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	512	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,685	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	859	—
Global Asset Based Loan Facility	USD	739	07-Dec-22	Revolving	–	100	639
Finance Lease Obligations	USD/GBP/EUR			Amortizing	–	36	—
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	–	15	1
Total borrowings / undrawn facilities						7,935	640
Deferred debt issue costs and bond premium						(56)	—
Net borrowings / undrawn facilities						7,879	640
Cash and cash equivalents						(530)	530
Derivative financial instruments used to hedge foreign currency and interest rate risk						113	—
Net debt / available liquidity						7,462	1,170

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Exhibit 99.1

Reconciliation of (loss)/profit for the period to Adjusted profit

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
	$m	$m	$m	$m
(Loss)/profit for the period	(144)	33	(94)	63
Total exceptional items [6]	209	102	351	281
Tax credit associated with exceptional items	(29)	(103)	(54)	(138)
Intangible amortization	65	67	265	264
Tax credit associated with intangible amortization	(13)	(19)	(58)	(75)
(Gain)/loss on derivative financial instruments	(10)	6	(10)	28
Adjusted profit for the period	78	86	400	423

Weighted average common shares	236.3	236.3	236.3	229.6

(Loss)/earnings per share ($)	(0.61)	0.14	(0.40)	0.27

Adjusted earnings per share ($)	0.33	0.36	1.69	1.84

Reconciliation of (loss)/profit for the period to Adjusted EBITDA, cash generated from operations, operating cash flow and Adjusted free cash flow

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
	$m	$m	$m	$m
(Loss)/profit for the period	(144)	33	(94)	63
Income tax (credit)/charge	(11)	(110)	44	(40)
Net finance expense	108	131	485	649
Depreciation and amortization	178	179	714	687
Exceptional operating items	207	102	329	149
Adjusted EBITDA	338	335	1,478	1,508
Movement in working capital	351	265	24	99
Transaction-related, start-up and other exceptional costs paid	(24)	(24)	(94)	(74)
Exceptional restructuring paid	(6)	(4)	(32)	(10)
Cash generated from operations	659	572	1,376	1,523
Transaction-related, start-up and other exceptional costs paid	24	24	94	74
Capital expenditure [7]	(143)	(158)	(575)	(492)
Operating cash flow	540	438	895	1,105
Interest [8]	(135)	(146)	(414)	(456)
Income tax paid	(40)	(38)	(105)	(103)
Adjusted free cash flow	365	254	376	546

6. Total exceptional items before tax for the three months ended December  31, 2018 of $209 million include $186 million impairment charge to goodwill, start-up related costs ($9 million) and past service costs ($8 million), partly offset by a release of impairment on property, plant and equipment ($4 million). These costs were incurred in Glass Packaging North America ($192 million), Glass Packaging Europe ($9 million) and Metal Packaging Europe ($11 million), partly offset by a release in Metal Packaging Americas ($3 million). Total exceptional items for the three months ended December  31, 2018 also include $7 million of integration and transaction-related costs and $3 million debt refinancing and settlement costs.

Total exceptional items before tax for the year ended December  31, 2018 of $351 million include $186 million impairment charge to goodwill, $116 million related to the Group’s capacity realignment programs, comprising restructuring costs ($57 million), start-up related costs ($48 million) and property, plant and equipment impairment charges ($11 million) and past service costs ($8 million). These costs were incurred in Glass Packaging North America ($267 million), Glass Packaging Europe ($39 million), Metal Packaging Europe ($34 million) and Metal Packaging Americas ($11 million). Total exceptional items for the year ended December  31, 2018 also include $19 million of integration and transaction-related costs and $22 million debt refinancing and settlement costs.

7. Capital expenditure for the three and twelve months ended December 31, 2018, includes $46 million and $65 million, relating to spend on short payback projects.

8. Interest paid in the year ended December  31, 2018, excludes $2 million in respect of the redemption in July 2018, of the Group’s $440 million 6.000% Senior Notes due 2021,  related to the interest from the date the Notes were called for redemption to the redemption date. Interest paid in the year ended December  31, 2017, excludes $2 million of interest paid in lieu of notice, relating to the 6.750% Senior Notes due 2021, redeemed in April 2017.

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Exhibit 99.1

www.ardaghgroup.com

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